UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

MRU HOLDINGS, INC.
(Name of Issuer)

Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)

55348A102
(CUSIP Number)

William E. Kelly, Esq.
Christopher P. Keefe, Esq.
Nixon Peabody LLP
100 Summer Street
Boston, MA 02110
(617) 345-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

SCHEDULE 13D

CUSIP No. 55348A102

1	NAME OF REPORTING PERSONS Battery Ventures VII, L.P. (“BV7”) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) 20-1672099
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
5,131,934 shares, except that Battery Partners VII, LLC (“BP7”), the general partner of BV7, may be deemed to have sole power to vote these shares; each of Richard D. Frisbie (“Frisbie”); Thomas J. Crotty (“Crotty”); Kenneth P. Lawler (“Lawler”), Morgan M. Jones (“Jones”), R. David Tabors (“Tabors”), Scott R. Tobin (“Tobin”) and Mark H. Sherman (“Sherman”), each of whom is a managing member of BP7, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
9
SOLE DISPOSITIVE POWER
5,131,934 shares, except that BP7, the general partner of BV7, may be deemed to have sole power to dispose of these shares; each of Frisbie, Crotty, Lawler, Jones, Tabor, Tobin and Sherman, each of whom is a managing member of BP7, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,131,934 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.88%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 55348A102

1	NAME OF REPORTING PERSONS Battery Investment Partners VII, LLC (“BIP7”) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) 20-1950575
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
98,330 shares, except that (i) BP7, the manager of BIP7, may be deemed to have sole power to vote these shares, and (ii) each of Frisbie, Crotty, Lawler, Jones, Tabor, Tobin and Sherman, each of whom is a managing member of BP7, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
9
SOLE DISPOSITIVE POWER
98,330 shares, except that (i) BP7, the manager of BIP7, may be deemed to have sole power to vote these shares, and (ii) each of Frisbie, Crotty, Lawler, Jones, Tabor, Tobin and Sherman, each of whom is a managing member of BP7, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,330 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.44%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 55348A102

1	NAME OF REPORTING PERSONS Battery Partners VII, LLC (“BP7”) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) 20-1672142
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
5,230,264 shares, of which 5,131,934 shares are directly owned by BV7 and 98,330 shares are directly owned by BIP7, except that each of Frisbie, Crotty, Lawler, Jones, Tabor, Tobin and Sherman, each of whom is a managing member of BP7, the general partner of BV7 and the manager of BIP7, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
9
SOLE DISPOSITIVE POWER
5,230,264 shares, of which 5,131,934 shares are directly owned by BV7 and 98,330 shares are directly owned by BIP7, except that each of Frisbie, Crotty, Lawler, Jones, Tabor, Tobin and Sherman, each of whom is a managing member of BP7, the general partner of BV7 and the manager of BIP7, may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,230,264 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.32%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 55348A102

1	NAME OF REPORTING PERSONS Richard D. Frisbie I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
5,230,264 shares, of which 5,131,934 are directly owned by BV7 and 98,330 shares are directly owned by BIP7.  Frisbie is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
9
SOLE DISPOSITIVE POWER
5,230,264 shares, of which 5,131,934 are directly owned by BV7 and 98,330 shares are directly owned by BIP7.  Frisbie is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,230,264 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.32%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 55348A102

1	NAME OF REPORTING PERSONS Thomas J. Crotty I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
5,230,264 shares, of which 5,131,934 are directly owned by BV7 and 98,330 shares are directly owned by BIP7.  Crotty is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
9
SOLE DISPOSITIVE POWER
5,230,264 shares, of which 5,131,934 are directly owned by BV7 and 98,330 shares are directly owned by BIP7.  Crotty is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,230,264 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.32%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 55348A102

1	NAME OF REPORTING PERSONS Kenneth P. Lawler I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
5,230,264 shares, of which 5,131,934 are directly owned by BV7 and 98,330 shares are directly owned by BIP7.  Lawler is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
9
SOLE DISPOSITIVE POWER
5,230,264 shares, of which 5,131,934 are directly owned by BV7 and 98,330 shares are directly owned by BIP7.  Lawler is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,230,264 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.32%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 55348A102

1	NAME OF REPORTING PERSONS Morgan M. Jones I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
5,230,264 shares, of which 5,131,934 are directly owned by BV7 and 98,330 shares are directly owned by BIP7.  Jones is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
9
SOLE DISPOSITIVE POWER
5,230,264 shares, of which 5,131,934 are directly owned by BV7 and 98,330 shares are directly owned by BIP7.  Jones is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,230,264 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.32%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 55348A102

1	NAME OF REPORTING PERSONS R. David Tabors I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
5,230,264 shares, of which 5,131,934 are directly owned by BV7 and 98,330 shares are directly owned by BIP7.  Tabors is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
9
SOLE DISPOSITIVE POWER
5,230,264 shares, of which 5,131,934 are directly owned by BV7 and 98,330 shares are directly owned by BIP7.  Tabors is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,230,264 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.32%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 55348A102

1	NAME OF REPORTING PERSONS Scott R. Tobin I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
5,230,264 shares, of which 5,131,934 are directly owned by BV7 and 98,330 shares are directly owned by BIP7.  Tobin is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
9
SOLE DISPOSITIVE POWER
5,230,264 shares, of which 5,131,934 are directly owned by BV7 and 98,330 shares are directly owned by BIP7.  Tobin is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,230,264 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.32%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 55348A102

1	NAME OF REPORTING PERSONS Mark H. Sherman I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
5,230,264 shares, of which 5,131,934 are directly owned by BV7 and 98,330 shares are directly owned by BIP7.  Sherman is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
9
SOLE DISPOSITIVE POWER
5,230,264 shares, of which 5,131,934 are directly owned by BV7 and 98,330 shares are directly owned by BIP7.  Sherman is a managing member of BP7, which is (i) the general partner of BV7 and (ii) the manager of BIP7, and may be deemed to have sole power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,230,264 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.32%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”), relates to the Common Stock, $.001 par value per share, of MRU Holdings, Inc., a Delaware corporation (the “Issuer”) issuable to Battery Ventures VII, L.P. (“BV7”) and Battery Investment Partners VII, LLC (“BIP7”) upon conversion of shares of Series B Convertible Preferred Stock, $.001 par value per share, of the Issuer (“Preferred Shares”) issued to BV7 or BIP7, or issuable to BV7 or BIP7 upon exercise of warrants to purchase Preferred Shares. According to the Issuer’s most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on February 14, 2006, the principal executive offices of the Issuer are located at 1114 Avenue of the Americas, New York, NY 10036.

Item 2.  Identity and Background

(a) This statement on Schedule 13D is being filed by: BV7, Battery Partners VII, LLC (“BP7”), BIP7, Richard D. Frisbie (“Frisbie”), Thomas J. Crotty (“Crotty”), Kenneth P. Lawler (“Lawler”), Morgan M. Jones (“Jones”), R. David Tabors (“Tabors”), Scott R. Tobin (“Tobin”) and Mark H. Sherman (“Sherman”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.” Frisbie, Crotty, Lawler, Jones, Tabors, Tobin and Sherman are collectively referred to herein as the “Managing Members.”

BV7 is a Delaware limited partnership that invests in equities and other securities. BIP7 is a Delaware limited liability company that invests alongside all investments made by BV7. BV7 and BIP7 are under common control, as BP7 is the sole general partner of BV7 and the sole manager of BIP7. The Managing Members are the sole managing members of BP7.

(b) The address for each of the Reporting Persons is:

Battery Ventures
20 William Street, Suite 200
Wellesley, MA 02481

(c) The present principal business of BV7 is investing in equity and other securities. The present principal business of BIP7 is to invest alongside all investments made by BV7. The present principal business of BP7 LLC is to act as the general partner of BV7 and the manager of BIP7. The principal occupations of the Managing Members are their activities on behalf of the above-described entities and other venture capital funds.

(d), (e) and (f) Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Managing Members is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The Preferred Shares were purchased by BV7 and BIP7 at a purchase price of $3.80 per share with the investment funds of each entity, together with cancellation of certain unsecured bridge loan indebtedness of the Issuer owed to each of BV7 and BIP7, as follows:

		Cancelled	Preferred
Entity	Cash	Indebtedness	Shares*
BV7	$11,774,400	$2,943,600	5,131,934
BIP7	$225,600	$56,400	98,300
	$12,000,000	$3,000,000	5,230,264

* Each Preferred Share was sold by the Issuer to BV7 and BIP7 together with a warrant to purchase 0.325 of a Preferred Share, at an exercise price of $3.80 per Preferred Share. The numbers of Preferred Shares reflected in this Schedule 13D include both the Preferred Shares issued to BV7 and BIP7 and the Preferred Shares issuable to BV7 and BIP7 upon exercise of the warrants in full, as of the date hereof.

Item 4. Purpose of Transaction

No Reporting Person has any present plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that, pursuant to the terms of the Amended and Restated Certificate of Incorporation of the Issuer, the holders of a majority of all Preferred Shares have the right to elect two (2) members of the board of directors of the Issuer (and BV7 is the holder of a majority of all Preferred Shares);

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of February 13, 2006.

Name	Number of Shares Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares Beneficially Owned with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Battery Ventures VII, L.P.	5,131,934	-0-	5,131,934	22.88%
Battery Investment Partners VII, LLC	98,330	-0-	98,330	0.44%
Battery Partners VII, LLC	5,230,264	-0-	5,230,264	23.32%
Richard D. Frisbie	5,230,264	-0-	5,230,264	23.32%
Thomas J. Crotty	5,230,264	-0-	5,230,264	23.32%
Kenneth P. Lawler	5,230,264	-0-	5,230,264	23.32%
Morgan M. Jones	5,230,264	-0-	5,230,264	23.32%
R. David Tabors	5,230,264	-0-	5,230,264	23.32%
Scott R. Tobin	5,230,264	-0-	5,230,264	23.32%
Mark H. Sherman	5,230,264	-0-	5,230,264	23.32%

(c) Not applicable.

(d) Other than as described above, to the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series B Preferred Stock.

(e) Not applicable.

Item 6.  Contracts, Agreements, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

BV7 is a Delaware limited partnership that invests in equities and other securities. BIP7 is a Delaware limited liability company that invests alongside all investments made by BV7. BV7 and BIP7 are under common control, as BP7 is the sole general partner of BV7 and the sole manager of BIP7. The Managing Members are the sole managing members of BP7.

Item 7.  Material to be Filed as Exhibits

Exhibit I. Agreement, dated February 22, 2006, pursuant to Rule 13d-1(k)(l).

Exhibit II. Power of Attorney, dated February 22, 2006.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2006

BATTERY VENTURES VII, L.P.

By:	Battery Partners VII, LLC

By:	*
Managing Member

BATTERY PARTNERS VII, LLC

By:	*
Managing Member

BATTERY INVESTMENT PARTNERS VII, LLC

By:	BATTERY PARTNERS VII, LLC
Its:	Manager

By:	*
Managing Member

RICHARD D. FRISBIE

By:	*
Richard D. Frisbie

THOMAS J. CROTTY

By:	*
Thomas J. Crotty

KENNETH P. LAWLER

By:	*
Kenneth P. Lawler

MORGAN M. JONES

By:	*
Morgan M. Jones

R. DAVID TABORS

By:	*
R. David Tabors

SCOTT R. TOBIN

By:	*
Scott R. Tobin

MARK H. SHERMAN

By:	*
Mark H. Sherman

*By:	/s/ Christopher Schiavo
Name:	Christopher Schiavo
Attorney-in-Fact

This Schedule 13D was executed by Thomas J. Crotty, Christopher Hanson, Morgan M. Jones or Christopher Schiavo, pursuant to a Power of Attorney which is incorporated herein by reference and a copy of which are attached hereto as Exhibit II.

EXHIBIT I

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13D need be filed with respect to ownership by each of the undersigned of shares of Common Stock of MRU Holdings, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:  February 22, 2006

BATTERY VENTURES VII, L.P.

By:	Battery Partners VII, LLC

By:	*
Managing Member

BATTERY PARTNERS VII, LLC

By:	*
Managing Member

BATTERY INVESTMENT PARTNERS VII, LLC

By:	BATTERY PARTNERS VII, LLC
Its:	Manager

By:	*
Managing Member

RICHARD D. FRISBIE

By:	*
Richard D. Frisbie

THOMAS J. CROTTY

By:	*
Thomas J. Crotty

KENNETH P. LAWLER

By:	*
Kenneth P. Lawler

MORGAN M. JONES

By:	*
Morgan M. Jones

R. DAVID TABORS

By:	*
R. David Tabors

SCOTT R. TOBIN

By:	*
Scott R. Tobin

MARK H. SHERMAN

By:	*
Mark H. Sherman

*By:	/s/ Christopher Schiavo
Name:	Christopher Schiavo
Attorney-in-Fact

This Agreement was executed by Thomas J. Crotty, Christopher Hanson, Morgan M. Jones or Christopher Schiavo pursuant to a Power of Attorney which is incorporated herein by reference to Exhibit II to the Schedule 13D filed on February 22, 2006.

EXHIBIT II

POWER OF ATTORNEY

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below (each, a “Reporting Person”) hereby constitutes and appoints Thomas J. Crotty, Christopher Hanson, Morgan M. Jones and Christopher Schiavo (collectively, the “Authorized Signatories”), and each of them, with full power to act without the other, such Reporting Person’s true and lawful attorney-in-fact, with full power of substitution, to sign any and all reports, instruments, certificates and documents that may be necessary, desirable or appropriate to be executed by such Reporting Person in any and all capacities, including but not limited to his capacity as a managing member of Battery Partners VII, LLC, with respect to such Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person, as a result of his relationship with the foregoing entity or with Battery Ventures VII, L.P. or Battery Investment Partners VII, LLC (collectively, the “Companies”), pursuant to Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended (together with any and all regulations promulgated thereunder, the "Exchange Act") (collectively, the “Reports”), and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Securities Act of 1933, as amended (together with any and all regulations promulgated thereunder, the “Act”), or the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as such Reporting Person might or could do in person, thereby ratifying and confirming all that said Authorized Signatories, or their substitutes, may lawfully do or cause to be done by virtue hereof.

The authority granted pursuant to this Power of Attorney shall continue with respect to each Reporting Person until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Authorized Signatories are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

[Remainder of Page Intentionally Left Blank}

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 22nd day of February, 2006.

/s/ Richard D. Frisbie
Richard D. Frisbie

/s/ Thomas J. Crotty
Thomas J. Crotty

/s/ Kenneth P. Lawler
Kenneth P. Lawler

/s/ Morgan M. Jones
Morgan M. Jones

/s/ R. David Tabors
R. David Tabors

/s/ Scott R. Tobin
Scott R. Tobin

/s/ Mark H. Sherman
Mark H. Sherman